

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2022

Mark Smith, Ph.D.
Chief Executive Officer
Finch Therapeutics Group, Inc.
200 Inner Belt Road, Suite 400
Somerville, MA 02143

      **Re: Finch Therapeutics Group, Inc.**
          **Registration Statement on Form S-3**
          **Filed May 24, 2022**
          **File No. 333-265173**

Dear Dr. Smith:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc:    Marc Rubenstein, Esq.